UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2014

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated March 11, 2014 relating to inside information of the Company and resumption of trading of the Shares on The Stock Exchange of Hong Kong Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
Name: Wong Nga Lai, Alice Title: Executive Director, Chief Financial Officer and Company Secretary

Dated: March 11, 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

AND

RESUMPTION OF TRADING

This announcement is made by Hong Kong Television Network Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Reference is made to certain media reports in relation to the communication between the Office of the Communications Authority (“OFCA”) and the Company in relation to the Company’s mobile television business.

Reference is also made to the announcement of the Company dated 20 December 2013 (the “Announcement”) regarding the provision of OTT and mobile television services. Unless otherwise defined, capitalised terms used herein shall have the same meanings as those in the Announcement.

MOBILE TELEVISION AND OTT SERVICES

The Board confirms that the Company has been in discussions with and seeking clarifications from OFCA on certain legal and technical aspects of the Group’s mobile television business, particularly the transmission standards and applications for the use of rooftop sites and applications for telecommunication equipment certification.

The Company received an unfavorable reply from OFCA this afternoon regarding the transmission standards and the application of the Broadcasting Ordinance. OFCA is of the view that the Company’s proposed transmissions standard would render its mobile television service immediately available for reception by an audience of more than 5,000 specified premises in Hong Kong, thereby requiring the Company to obtain a domestic free television programme service licence and/or a domestic pay television programme service licence before the commencement of its mobile television operations.

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In light of the latest development, the Company currently expects that the originally scheduled launch date of its OTT and mobile television services around 1 July 2014 will be postponed.

The Company has decided to suspend the filming of new television programmes. Meanwhile, the Board will review the Company’s position and take such measures as the Board considers appropriate, including seeking appropriate relief from the court.

Further announcement will be made by the Company in accordance with the Securities and Futures Ordinance and the Listing Rules as and when appropriate.

RESUMPTION OF TRADING

At the request of the Company, trading in the Company’s shares on the Stock Exchange had been halted with effect from 9:02 a.m. on 11 March 2014 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading with effect from 9:00 a.m. on 12 March 2014.

Shareholders and/or investors are advised to exercise caution when dealing in the Company’s securities.

By Order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 11 March 2014

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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